Exhibit 99.1

Scotiabank President and CEO announces changes to senior executive team

TORONTO, January 18, 2006 - Scotiabank President and CEO Rick Waugh today announced several changes to the Bank’s senior executive team.

Bob Brooks, who most recently served as Senior Executive Vice-President and Group Treasurer, managing the Scotiabank Group’s global treasury and investment operations, has been promoted to Vice-Chairman and Group Treasurer, effective immediately. Mr. Brooks will assume a number of all-Bank responsibilities previously managed by Bob Chisholm, Vice-Chairman, Scotiabank, and President and CEO, Domestic Banking and Wealth Management, who will be retiring in April.

“Bob Brook’s promotion to Vice-Chairman is a testament to his tremendous commitment and proven track record of success. He has tremendous experience and is a valued member of our executive management team. I look forward to Bob’s continued contributions to Scotiabank’s success in his new role,” Mr. Waugh said.

Changes were also announced within Domestic Banking, which will take effect over the next few months.

Chris Hodgson, currently Executive Vice-President, Wealth Management, has been appointed Executive Vice-President, Head of Domestic Personal Banking, responsible for domestic branch banking and personal lending, as well as the responsibilities he currently holds for wealth management. Mr. Hodgson will report to Mr. Waugh.

Alberta Cefis, currently Executive Vice-President, Retail Lending Services, has been appointed Executive Vice-President, Domestic Personal Lending and Insurance. In her expanded role, Ms Cefis will add direct responsibility for domestic insurance services, including creditor insurance, and will report to Mr. Hodgson. Wendy Hannam, currently Executive Vice-President, Domestic Branch Banking, has been appointed Executive Vice-President, Domestic Personal Banking and Distribution. Ms Hannam will assume responsibility for the Bank’s electronic banking contact centres in Canada, and also report to Mr. Hodgson.

“Bringing together our branch network, lending services and wealth management operations in this way will enable us to more effectively serve our customers,” said Mr. Waugh. “It also reflects our clear priority to grow our wealth management business and the importance of further integration of our investment and advisory services with Scotiabank’s traditional strengths in branch banking and lending.”

Dieter Jentsch, Executive Vice-President, Domestic Commercial Banking, is responsible for the delivery of commercial banking services to mid-market and independent business clients across Canada, as well as the Bank’s merchant banking subsidiary, Roynat Capital Inc. Mr. Jentsch will report to Mr. Waugh.

“Commercial Banking remains another priority area for potential growth for the Bank. Dieter and his team will continue to focus on strong client relationships, revenue growth and market share gains,” said Mr. Waugh.

“The appointments announced today underscore the depth and breadth of leadership in our Bank,” said Mr. Waugh. “Our executive management team has a broad array of diverse talent and skills with an effective balance of experience and new ideas to position us for significant growth in the future and to ensure the continued success of the Scotiabank Group.”

Mr. Waugh also commented on Bob Chisholm’s significant contribution to the Bank during his 20-year career. “Bob’s vision and leadership have been instrumental in building the success and profitability of the Bank, and, most recently, our Domestic Banking network and Wealth Management division,” said Mr. Waugh. “He is a true Scotiabank professional who personifies our ‘One Team, One Goal’ philosophy. I wish him all the best in his retirement.”

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 50,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $314 billion in assets (as at October 31, 2005), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information:
Frank Switzer, Public Affairs, 416 866-7238 or frank_switzer@scotiacapital.com